EXHIBIT 2

THIS LOAN FACILITY AGREEMENT is made on the 7th day of July 2009.

BETWEEN:

(1)	SOPAK AG, of Вааrrеrmаttstrаssе 3, 6341 Bar, Switzerland (the “Lender”); and

(2)	YAMALCO INVESTMENTS LIMITED, a company with limited liability incorporated and existing under the laws of Cyprus with registration number 168231 and having its registered office at Agiou Nikolaou, 41-49, Nimeli Court, Block C, 3rd Floor, Egkomi, Nicosia, Cyprus (the “Borrower”)

RECITALS:

(A)	The Borrower wishes to borrow monies for the purposes referred to in Clause 2 below.

(B)	The Lender has agreed to make a loan facility available to the Borrower by way of no more than two (2) drawdowns in the overall maximum principal amount hereinafter specified upon and subject to the terms and conditions of this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	Definitions and Construction

1.1	In this Agreement unless the context requires otherwise the following expressions have the respective meanings shown below:

EXPRESSION	MEANING

“Acquired Shares”	all the shares and warrants relating to Magellan Petroleum Corporation (“МРC”) referred to in the Securities Purchase Agreement dated as of 9th February 2009 between MPC and Young Energy Prize S.A. (“YEP”) as amended by the First Amendment, dated 1st April 2009 and by the Second Amendment, dated 30th June 2009, (the “SРА”) including 8,695,652 shares of common stock and 4,347,826 common stock purchase warrants (and any and all shares to bе delivered therefrom upon the exercise of such warrants by YEP from time to time) including all the Securities (as defined in the SPА) and all the shares relating to MPC referred to in the Securities Purchase Agreement dated 1st April 2009 between ANS Investments LLC, Jonah M Meer and YEP, as amended by the First Amendment, dated 30th June 2009 (the “ANS SРА”) and including 568,985 shares of common stock and all other shares and/or warrants in relation to MPC to which the Borrower or its associates is entitled thereunder.

“Agreed Fee”	A flat fee in the sum of USD5million (USD5,000,000) (subject to the provisions of Clauses 8.2).

“Agreed Rate”	10% (ten percent) per annum.

“Banking Day”	a day on which banks are open for business (including dealings in foreign currency deposits and exchange) in London, New York and Limassol.

“Borrower Party”	each of the Borrower, each Obligor, each of Severgaz, Severgeologiya, and the Guarantor;

“Dollar” or “US$” or “USD” or “US Dollars”	the lawful currency of the United States of America.

“Drawdown Date”	the date for drawdown specified in a Drawdown Notice.

“Drawdown Notice”	a Drawdown Notice, substantially in the form of Schedule 1 hereto signed by the Borrower.

“Event of Default”	any one of the events or circumstances specified in Clause 8.1 below as constituting an Evеnt of Default.

“Facility”	The loan facility, the terms and conditions of which are set out herein.

“Final Repayment Date”	15th December 2009, but if that is not a Banking Day then the first Banking Day thereafter.

“Interest Period”	the interest period in respect of each drawdown of the Loan commencing on (and including) the Drawdown Date therefor and ending on the Final Repayment Date (or an earlier repayment in full of the Loan).

“Kirkstall Pledge”	an unconditional Cyprus law pledge by the Borrower in favour of the Lender in respect of 25% of all the shares in Kirkstall Ventures Ltd (“KVL”).

“Loan”	the aggregate principal amount of the loan made by the Lender to the Borrower for the time being outstanding hereunder.

“Magellan Pledge”	a pledge by YEP in favour of the Lender in respect of the Acquired Shares

“Obligor”	each of the Borrower, the Guarantor and each Pledgor.

“Outstanding Indebtedness”	all monies which are from time to time owing by the Borrower and/or any other Obligor the Lender under or by virtue of this Agreement and/or any other Transaction Document (whether capital, interest or otherwise) including, but not limited to, the undischarged amount of the Loan, interest, the Agreed Fee and other monies accrued hereunder or thereunder from time to time.

“Pledgors”	KVL and YEP and each is a “Pledgor”

“Potential Event of Default”	any event or circumstance which, with the giving of notice and/or lapse of time or making of any determination would constitute an Event of Default.

“Security Documents”	(a)	the Severgeologiya Pledge;

	(b)	the Severgaznefteprom Pledge;

	(c)	the Kirkstall Plеdge;

	(d)	the Yep Pledge;

	(e)	the Magellan Pledge; and

	(f)	guarantee by Nikolay Bogachev (the “Guarantor”).

and including, but without limitation, any further security, agreement or document contemplated in Clause 3 and each is a “Security Document”.

“Severgaznefteprorn Pledge”	an unconditional pledge by KVL in favour of the Lender in respect of 12.5% of CJSC Severgaznefteprorn (“Severgaz”).

“Severgeologiya Pledge”	an unconditional pledge by KVL in favour of the Lender in respect of 12.5% of CJSC Severgeologiya (“Severgeologiya”)

“Transaction Documents”	this Agreement and each of the Security Documents and each is a “Transaction Document”.

“Yep Pledge”	a pledge by the Borrower in favour of the Lender in respect of all its shares in YEP.

1.2	In this Agreement unless the context requires otherwise, any references to:

“authorisation” includes any and all approvals, consents, licenses, permits, franchises, permissions, registrations, declarations and exemptions;

“tax” includes any tax, levy, duty, charge, compulsory loan, impost, fee, deduction or withholding of any nature now or hereafter imposed, levied, collected, withheld or assessed and “taxation” shall be interpreted accordingly;

“control” means the power to direct the management and policies of any entity or otherwise the ability to elect the majority of the members of the Board of Directors or management of a company in either case whether through the ownership or voting capital, by contract, or otherwise and any analogous term shall be construed accordingly;

“including” is not limiting whether or not limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto any document or instrument shall be construed as references to the same as may have been, or may from time to time be, amended, replaced, restated or supplemented and in this Agreement the singular includes the plural and vice versa. Words denoting the masculine gender include the feminine gender and words denoting corporations or companies shall include individuals and words importing the singular number include the plural and vice versa

2.	ТНЕ FАСILIТY

2.1.1	Subject to the terms and conditions of this Agreement, the Lender agrees to make available to the Borrower by a no more than two (2) drawdowns a full recourse loan facility up to a maximum principal amount of US$15,000,000.00 in aggregate.

2.1.2	The first drawdown (the “First Drawdown”) shall be in the sum of US$11,500,000.

2.2.1	The First Drawdown of the Loan shall be used by the Borrower to pay up in full all of Borrower’s shares in YEP and to provide additional funding to YЕP and the Borrower shall procure that YЕР immediately uses such funding to complete its purchase of the Acquired Shares including in accordance with the terms of the SРA and the ANS SPA respectively (a copy of which, in each case, is annexed hereto).

2.2.2	The second drawdown of the Loan shall be used by the Borrower to provide additional funding to YEP and the Borrower shall procure that YEP immediately uses such funding to complete Its acquisition of the further shares in MPC through the exercise by YEP of thе common stock purchase warrants referred to in the definition of Acquired Shares. The amount of the second drawdown shall not exceed the amount then required by YEP to immediately complete such acquisition and shall, in any event, not exceed US$3,500,000.

2.2.3	The Lender shall be entitled but not be obliged to concern itself with the application of the Loan.

2.3	Each drawdown of the Loan shall be made to thе Borrower by direct bank transfer by the Lender to (as irrevocably hereby dirеcted by the Borrower) the account of YЕР as follows:

Beneficiary: Young Energy Prize s.а.

Iban:

Bank:

Swift code:

2.4	The date of a drawdown of the Loan shall be the date when such drawdown has been disbursed as shown by the SWIFT evidence of payment issued by the Lender’s bank and the Borrower shall be unconditionally deemed to have drawdown in respect of the Loan on that date.

2.5	Subject as otherwise expressly provided herein, a Drawdown Notice shall be irrevocable by the Borrower and the Borrower shall be obliged to borrow accordingly

3.	CONDITIONS

3.1	Conditions Precedent

(а) The Lender shall not be obliged to make available any drawdown of the Loan unless the following pre-conditions have been fulfilled to the Lender’s satisfaction in form and substance on or before the Drawdown Date (and in any event on or before the 8th July 2009):

(а)	receipt by the Lender of all the Transaction Documents (save for the Magellan Pledge) executed and delivered with evidence that all necessary or desirable action has been effectively taken so as to perfect the Security Documents (including, without limitations all applicable notices, acknowledgements and registrations, subject to Clause 3.2) in form and substance acceptable to the Lender;

(b)	receipt by the Lender of a Drawdown Notice;

(c)	all authorisations including all corporate approvals having been obtained in form and substance acceptable to the Lender;

(d)	receipt by the Lender of a certified copy of the constitutional documents and/or Charter of each corporate Borrower Party and evidence satisfactory to the Lender of the due authorisation of the Transaction Documents and their signature on behalf of the Borrower and/or the the Pledgors (as the case may be);

(e)	receipt by the Lender of a copy of the most recent audited financial statements of YEP (including for the year 2008);

(f)	receipt by the Lender of a copу of the current indebtedness information (banking facilities and any trade facilities and respective securities) of each corporate Borrower Partу;

(g)	satisfactory legal opinions as determined by the Lender;

(h)	such other agreements, documents, security and evidence as the Lender mаy reasonably require in connection with the Facility;

(i)	on the date of drawdown the representations and warranties set out in Clause 7 below shall be true and correct and no Event of Default or Potential Event of Default shall have occurred and be continuing or would result from the making of the Loan;

(j)	no material adverse circumstances existing оr having occurred concerning any Borrower Party and/or in the national or international financial or loan markets, which may reasonably be expected to adversely affect the successful implementation and repayment of the Facility; and

(k)	delivery to the Lender of confirmation from the process agent of its agreement to accept its appointment as process agent as referred to in Clause 15.5 below.

(b) Thе Lender shall not be obliged to make available the second drawdown of the Loan unless the following pre-conditions have been fulfilled to the Lender’s satisfaction in form and substance on or before the 1st dаy of December 2009;

(i)	the First Drawdown has been made by the Lender;

(ii)	no Event of Default or Potential Event of Default has occurred;

(iii)	all the representations and warranties on the pаrt of the Borrower and any other Obligor under each Transaction Document are true and accurate in all respects;

(iv)	the Lender is satisfied that YEP has elected to exercise the above common stock purchase warrants and that the funds under the second drawdown are required and will immediately be used to complete such election and thereby acquire the consequential additional shares in MPC;

(v)	satisfactory legal opinions as determined by the Lender;

(v)	such other agreements, documents, security and evidence as the Lender may reasonably require; and

(vii)	no material adverse circumstances existing or having occurred concerning any Borrower Party and/or in the national or international financial or loan markets, which may reasonably be expected to adversely affect the successful implementation and repayment of the Facility.

3.2	Conditions Subsequent

The Borrower shall, as conditions subsequent tо the advancing of the Loаn, as soon as possible and in any event within ten (10) days of drawdown of the Loan for the Severgeologiya Pledge and the Severgoznefteprom Pledge and within 15 days of drawdown of the Loan for the Magellan Pledge (a) deliver the Magellan Pledge to the Lender and (b) deliver to the Lender evidence that all necessary or desirable action has been effectively taken so as to perfect the Magellan Pledge and each of thе Severgaznefteprom Pledge and the Severgeoiogiya Pledge (including, without limitations all applicable notices, acknowledgements and registrations) in form and substance acceptable, in each case, to the Lender.

3.3	As soon as the Conditions Subsequent have all been satisfied, the YЕP Pledge will, in the absence of an Event of Default or Potential Event of Default, be cancelled and the Lender shall forthwith sign such documents as shall be necessary to complete such cancellation at the Borrower’s expense.

4.	INTEREST

4.1	The Loan (and each drawdown) shall attract interest in respect of the applicable Interest Period at the Agreed Rate.

4.2	The Borrower shall pаy or discharge all interest accrued in respect of each Interest Period on the last dаy of such Interest Period. The certificate of the Lender as to each Interest Period and as to the rate and amount of interest accrued or payable hereunder in respect of such Interest Period (or part thereof) shall, in the absence of manifest error, be conclusive and binding on the Borrower.

4.3	Interest at the Agreed Rate shall accrue from day to day during each Interest Period and shall be calculated on the basis of a year of 360 days.

4.4	If the Borrower shall fail to pay any amount due from it hereunder (whether in respect of principal, interest, fees, costs or otherwise) then it shall pay interest on such amount (as well after as before judgement) from its due date to the date of actual payment at the rate per annum determined by the Lender to be 5% above the Agreed Rate by reference to periods of such duration as the Lender may select from time to time.

5.	REPAYMENT

5.1	The Borrower unconditionally and irrevocably undertakes to рay or discharge the whole of the Outstanding Indebtedness together with all accrued interest and the Agreed Fee to the Lender on or (including as required pursuant to Clause 7.3(f)) before the Final Repayment Date. If an Event of Default has earlier occurred and notice thereof has been issued by the Lender, the Borrower shall repay the Outstanding Indebtedness, all accrued interest and the Agreed Fee immediately (or as specified in the Lender’s notice pursuant to Clause 8.1), provided that if Clause 8.2 applies then the Agreed Fee shall be in the reduced amount determined in accordance with Clause 8.2.

5.2	All sums received or realised at any time bу or in favour of the Lender in or towards discharge of the Outstanding Indebtedness by or on behalf of the Borrower shall be applied as follows: firstly, in or towards the discharge of all fees, costs and expenses payable by the Borrower hereunder, then in or towards the discharge of all accrued interest referred to in Clause 4.4 above, then in or towards the discharge of all accrued interest referred to in Clause 4.1 above, then in or towards the discharge of the outstanding amount of the Loan and then in or towards the discharge of any other monies payable by the Borrower.

5.3	The Lender may at any time set-off any liability of the Borrower under this Agreement which is in default against any liability of the Lender to the Borrower on аny account whatsoever irrespective of the currency in which any such liability is determined (and whether аnу such liability is actual contingent or otherwise).

6.	PAYMENTS

6.1	All payments bу or for the Borrower hereunder shall be made In cash in US Dollars in freely transferable, unencumbered and available funds to such account as the Lender may specify from time to time to be applied as set out in Clause 5.2 above.

6.2	Payment or receipt in any other currency shall only constitute a discharge for the Borrower in respect of the US Dollar amounts expressed to be due to the extent of the amount of freely available, transferable and unencumbered US Dollars which the Lender is able to purchase (clear in its hands) with the amount so received in that other currency as soon as practicable on or after the date of that receipt by the Lender.

6.3	All amounts payable or dischargeable bу the Borrower hereunder (in respect of principal, interest, fees or otherwise) shall be paid or discharged in full without, set- off, counterclaim and without аny deduction or withholding for or on account of any taxes or otherwise (including but without limitation any withholding taх or the like) imposed levied or assessed by any jurisdiction. All such taxes shall be paid by the Borrower for its own account prior to the date on which interest or penalties or adjustments of the amount are due based on inflation rates or any others attached thereto and the Borrower shall indemnify the Lender from and against all such taxes, interest or penalties. In the event of the Borrower being required to make any such deduction or withholding from any payment or discharge under this Agreement, then the Borrower will forthwith pay to the Lender such additional amount as will result in the receipt by the Lender of the full amount which would otherwise have been receivable hereunder had no such deduction or withholding been made. The Borrower shall fully cooperate with the Lender in relation to the implementation of any applicable double tax treaty.

6.4	If and to the extent that the effect of Clause 6.3 above can be mitigated by virtue of the provisions of any double tax treaty, the lender agrees to co-operate with the Borrower and shall provide to the Borrower evidence of the Lenders tax residency and any other documents available to the Lender which may be required for the application of such treaty so far as relevant.

6.5	The Borrower shall pay all present and future stamp and other like duties and taxes and all registration, recording and other like fees, if any, to which this Agreement or any other document or instrument referred to herein may be subject or give rise in whatever jurisdiction.

7.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

7.1	Thе Borrower represents and warrants to the Lender in relation to itself and to each other Borrower Party, as provided in Clause 7.2 that:

(a)	it is validly existing and an established autonomous and separate legal entity under the laws of Cyprus; has full capacity and has unconditionally obtained and shall maintain in full force and effect all authorisations of аny governmental or other authorities which are required to authorise it to own its assets and to sign and deliver and perform the transactions contemplated in each of the Transaction Documents to which it is a partу;

(b)	each of the Transaction Documents to which it is a party has been duly authorised and executed by It and neither thе signing and delivery thereof nor the performance of any of the transactions contemplated thеrein will contravene or constitute a default under any provision contained in any agreement, instrument, law, judgement, court or arbitral or other order, or authorisation by which it or аnу of its assets is bound or affected;

(c)	except as provided In the Security Documents, no registration, recording, filing or notarisation of аny of the Transaction Documents and no payment of any duty or tax and no other action whatsoever is necessary or desirable to ensure the validity, enforceability or priority in the Russian Federation and/or Cyprus and/or Luxembourg of its liabilities and obligations or the rights of the Lender under any of the Transaction Documents;

(d)	the obligations expressed to be assumed by it under each of the Transaction Documents to which it is a party are legal and valid obligations binding on it in accordance with the terms hereof and are and will bе its direct, unconditional and general obligations (without prejudice to the Security Documents) аnd rank and will rank at least pari passu with all its other actual and contingent unsubordinated unsecured liabilities (save only for any relevant absolute statutory preferences);

(е)	all necessary approvals, authorisations, licences аnd waivers (including corporate approvals required by the Russian Joint Stock Company law, if necessary and governmental approvals) for the implementation of the matters contemplated by the Transaction Documents have been obtained or granted free from onerous conditions and are in full force and effect;

(f)	there are no outstanding security interests, pledges or other encumbrances or other contractual restrictions which may affeсt the rights and property intended to be covered by the Security Documents;

(g)	it has not taken any corporate action nor have any other steps been taken or legal proceedings been started or (to the best of its knowledge аnd belief) threatened against it for its winding up, dissolution, administration or re- organisation or for the appointment of a receiver, administrator, trustee or similar officer of it or of any or all of its assets or revenues;

(h)	to the best of its knowledge (having the knowledge of the Guarantor) all information disclosed to the Lender prior to or after the datе hereof in relation to any Borrower Partу or the Acquired Shares or a Realisation (or potential Realisation) by or for the Guarantor or any other Borrower Pаrty or otherwise pursuant to any Transaction Document was, when disclosed, and remains true and accurate in all material respects;

(i)	no material litigation, administrative, arbitration or other proceeding before or of аny court or any judicial, administrative or governmental authority, or arbitrator or other body is taking place, pending or, to the best of its knowledge, information and belief, threatened against it or of any company under the control thereof or against any of the assets thereof;

(j)	is not in breach of аny material agreement, obligation, law or regulation by which it or any of its assets are bound and no Event of Default or Potential Event of Default has occurred; аnd

(k)	each of the Borrower and KVL is an investment holding company only and does not carry on any trading activity, and each corporate Borrower Party is solvent and has no material indebtedness or liabilities to any third party, save only in respect of its share capital.

7.2	The representations аnd warranties herein will be deemed to be repeated bу the Borrower on and as of the First Drawdown Date of the Loan on and each day thereafter until the Outstanding Indebtedness has been fully and finally discharged as if made with reference to the facts and circumstances existing at suсh respective date. References in Clause 7 to the Borrower include a separate reference to each Borrower Party and to Russia, Luxembourg or USA, or the Guarantor’s country of residence, as appropriate.

7.3	The Borrower undertakes with the Lender that from the date of this Agreement until all the Outstanding Indebtedness has been finally discharged to the satisfaction of the Lender:

(a)	it will ensure that the funds drawndown under the Facility are solely and directly used for the purpose specified in Clause 2.2, YEP complies with the SРА and the ANS SPA and does not amend, cancel, terminate or novate the SPA and/or the ANS SРА without the prior written consent of the Lender and will promptly notify the Lender in writing of all material developments thereunder (together with the supply of copies of all documentation);

(b)	it will ensure the maintenance in full force and effect (free from any adverse condition) of, and ensure compliance with, all relevant authorisations (federal or local governmental аnd otherwise) and will ensure the prompt obtaining of any further authorisation which may become necessary to enable each Obligor or the Borrower to perform any of the transactions contemplated by any Transaction Document;

(c)	it will not take or omit to take any action, the taking or omission of which may result in any impairment of or jeopardise the benefit of this Agreement or any of the Transaction Documents in the hands of the Lender or of any of the rights of the Lender created hereby or thereby and will promptly notify the Lender of the occurrence of any Event of Default or Potential Event of Default;

(d)	it will ensure that all assets which are expressed to be the subject of any of the Security Documents will be and remain free of any charge, lien or encumbrance whatsoever (except pursuant to the Security Documents);

(e)	it will not create or permit to subsist any charge, lien or encumbrance whatsoever over any of the material assets of an Obligor except under a Security Document or (but always subject to the Security Documents) pursuant to the Realisations;

(f)	it will actively, and on a bona fide arms length basis, seek to sell, directly or indirectly, or a sufficient portion of, the shares in KVL or KVL’s interests in each of Severgaz and Severgeologiya or the underlying assets of each of Severgaz oг Severgeologiya (the “Realisations”) and agrees to use (or to ensure the use of) the proceeds thereof (on receipt) only and promptly (which shall be sufficient) to finally pay and discharge the Outstanding Indebtedness in full;

(g)	it will promptly provide the Lender with a regular update on all proposals for and in effecting the Realisations and on request, with such financial and other information relating to any Borrower Party, and/or any Realisation (or proposed Realisation) as the Lender may from time to time require;

(h)	it will promptly and fully cooperate in all matters necessary or desirable for registration and/or perfection of any of the Security Documents;

(i)	it will not assert, or allow to be asserted, in any forum that any of the Transaction Documents does not constitute valid, binding and legal obligations of the Borrower or an Obligor enforceable in accordance with its terms;

(j)	it will ensure that following the declaration by the US Securities and Exchange Commission of the effectiveness of MPC’s registration statement in respect of those Acquisìtion Shares to be acquired by YЕР pursuant to the SРA (the “SЕС Registration”), the Acquisition Shares are, and will remain, fully listed and quoted for trading on the Nasdaq Capital Market; and

(k)	it will deliver to the Lender copies of the audited financial statements for the year 2008 for eасh corporate Borrower Party as soon as the same are available and in any event within 60 days of the date hereof.

8.	DEFAULT

8.1	If any of the following events of default shall occur in relation to any Borrower Party:

(a)	It fails to pay any amount due under any of the Transaction Documents to which it is a partу on the due date or on demand, if so payable;

(b)	It fails to observe or perform any of its obligations under any of the Transaction Documents to which it is a party or under any undertaking or arrangement entered into in connection therewith other than an obligation referred to in (a) above and such default (if capable of remedy) is not remedied within five (5) days thereof;

(c)	any representation, warranty or statement which is made (or acknowledged to have mаdе) by it in any of the Transaction Documents to which it is a party proves to be incorrect in any material respect when made or deemed to be repeated with reference to the facts and circumstances existing at such time;

(d)	either of the Conditions Subsequent set out in Clause 3 is not fulfilled within the time specified therein;

(e)	any provision of any of the Transaction Documents is or becomes for аny reason invalid or. unenforceable;

(f)	an encumbrancer takes possession of, or a trustee, receiver or similar officer is appointed in respect of, all or any part of its assets, or distress or any form of execution Is levied or enforced uрon or sued out against any such assets and is not discharged within seven days of being levied, enforced or sued out or it is declared or threatened to be declared insolvent by any court of competent jurisdiction or any procedure is commenced for its liquidation or dissolution;

(g)	anything analogous to any of the events specified in paragraph (f) occurs under the laws of any applicable jurisdiction;

(h)	any material indebtedness of a Borrower Pаrty is not paid when due, or any indebtedness thereof is declared to be or otherwise becomes due and payable prior to Its specified maturity or any creditor or creditors thereof become entitled to declare any indebtedness thereof due and payable prior to its specified maturity;

(i)	there is any change in the direct or indirect ownership or control of a Borrower Pаrtу (other than in respect of JSC Tatneft’s ownership interest in Severgaz and Severgeologiya);

(j)	a material adverse circumstance exists in its business, operations, prospects or financial condition or international financial, political or economic conditions, currency exchange rates or currency exchange controls or in the national or international financial, or any change in law occurs, that could, in the reasonable opinion of the Lender, adversely affect the ability thereof to promptly fulfill their respective obligations under any of the Transaction Documents; or

(k)	any adverse circumstances (which may, but without limitation, include any change in the constitution, powers or status thereof) exist which in the reasonable opinion of the Lender materially and adversely affect or may affect the ability thereof to promptly perform any of their respective obligations under the Transaction Documents;

then, the Lender mау by notice to the Borrower, (a) declare the obligations of the Lender hereunder to be terminated, whereupon such obligations shall terminate, and/or (b) declare the Loan and all amounts payable hereunder by the Borrower which would otherwise be due after the date of such termination (or part thereof as specified in the Lenders notice) to be due and payable immediately or due and payable on demand by the Lender or on such future date, as the Lender may specify in such notice, whereupon all such amounts shall become so due and payable, without further demand for payment, protest or notice of аnу kind, which are expressly waived by the Borrower.

8.2	This Clause shall apply if the Lender demands immediate payment pursuant to Clause 8.1 for an Event of Default within paragraph (j) or (k). In such event the Agreed Fее shall (provided that the Outstanding Indebtedness is paid immediately by the Borrower to (and received by) the Lender in full) be reduced and be equal to:

AF х A/В

Where:

AF equals USD five million

A represents the period commencing on the Drawdown Date and ending on the date of the Lenders’ applicable notiсe under Clause 8.1

B represents the period commencing on the Drawdown Date and ending on the Final Repayment Date

9.	FEES, COSTS AND EXPENSES

9.1	The Borrower shall forthwith against invoice and whether or not any part of the Loan is drawn down pay to the Lender such amounts as are necessary to provide a full indemnity for all reasonable and documented costs, charges and expenses (including, without limitation, legal fees and expenses) incurred bу thе Lender in connection with the negotiation, preparation and/or execution or implementation of the Transaction Documents. The Borrower shall from time to time on demand of the Lender pay and reimburse the Lender for all expenses (including legal fees) incurred in or in connection with the preservation and or enforcement of any of the Lender’s rights under this Agreement or any other Transaction Document and/or any other document contemplated herein.

9.2	It s agreed that if by reason of the introduction of any change in any applicable law, regulation or regulatory requirement or in the interpretation thereof it shall appear to the Lender that it has or will become unlawful or impracticable or otherwise prohibited for the Lender to maintain or fund or be concerned in or continue to fund or be concerned in the whole or any part of the Facility, the Lender shall inform the Borrower in writing whereupon the Borrower shall forthwith repay to thе Lender that рart of the Facility concerned which is still outstanding together with interest at LIBOR plus the Margin and all other amounts accrued and unpaid up to the date of payment. In the case that the repayment is made otherwise than on the last day of an Interest Period the Borrower shall, on demand by the Lender, pay to the Lender such amount as will compensate the Lender for all losses incurred or sustained by it as a result of it having to accept repayment other than at the end of an Interest Period.

9.3	If after the date hereof as a result of:

(a)	the enactment or making of any change after the date hereof in any applicable law, regulation or directive or in the interpretation thereof by any governmental authority charged with the administration thereof, or

(b)	compliance bу the Lender with any request (whether or not having the force of law) of any central bank or other comparable governmental authority or agency or the imposition or modification of any reserve requirements applicable to the Lender including, but without limitations, any requirement resulting from the implementation of any report or requirement of the Basle Committee and any requirement which affects the manner in which the Lender allocates capital resources to its commitments, including it funding or refinancing of the Facility, or

(c)	the subjection of the Lender to any tax in respect of the funding or refinancing of the Facility or any change in the basis of taxation of аny payment made or to be made to or for its account or interest thereon in relation to the funding or refinancing of the Facility or interest thereon (except for tax on the overall net income or profits of the Lender), the cost to the Lender of funding or refinancing the whole or any part of the Facility shall be increased or the net value to the Lender of any amount receivable from the Borrower In respect of such funding oг refinancing shall be diminished or the effective return to the Lender is reduced, the Lender shall notify the Borrower of the amount(s) necessary to compensate the Lender in respect of such increased cost or diminution, which amounts) the Borrower shall paу on demand to the Lender. Notwithstanding the foregoing, the Borrower shall not be obligated to reimburse the Lender for any such net incremental costs or reductions in amounts received which are a direct consequence of a participation in the Loan being sold by the Lender to a party whose principal office is located in a jurisdiction different from the jurisdiction applicable to the Lender.

10.	INDEMNITY

10.1	The Borrower shall fully indemnify the Lender against any expenses, loss, damage and liability (as to the amount of which the certificate of the Lender shall be conclusive) which it may incur by reason of any Event of Default, or otherwise in connection with this Agreement or any other Transaction Document.

10.2	If the Loan (or any part thereof) is repaid or discharged otherwise than on the last daу of an Interest Period, the Borrower shall pay to the Lender on demand an amount equal to the amount certified by the Lender as the resulting breakage costs (if any) incurred by the Lender.

11.	RIGHTS CUMULATIVE, WAIVERS

11.1	No delay or omission on the part of the Lender in exercising аny right or remedy shall impair or be a waiver of that right or remedy, nor shall any single, partial or defective exercise by the Lender of any such right or remedy preclude any other exercise of that or аny other right or remedy. Тhe remedies provided herein are cumulative and are not exclusive of any remedies provided by law. The rights and remedies of the Lender in respect of any misrepresentation or breach of warranty bу the Borrower shall not be prejudiced bу any investigation of the Borrower or аny other person by or on behalf of the Lender or any other act or matter which, but for this provision, might prejudice any such rights or remedies.

11.2	Time shall be of the essence in respect of the Borrower’s obligations under or in respect of this Agreement but no failure by the Lender to exercise or delay by it in exercising any right or remedy under or in respect of this Agreement shall operate as a waiver of it, nor shall any single partial or defective exercise by the Lender of аny such right or remedy preclude any other or further exercise of that or any other right or remedy.

12.	NOTICES

12.1	Each communication to be made hereunder shall be made in writing but, unless otherwise stated, mаy be made by telex, letter or facsimile transmission.

12.2	Any notice or other communication required to be given or made by a party hereunder to the other party shall be deemed to have been duly given or made if sent by letter, recorded delivery, telex or facsimile to the respective addresses set out below (or such other address or facsimile or telex number and/or for such other attention as may bе notified to the other party in accordance with this Clause):

the Borrower

YАМАLСO INVESTMENTS LIMITED

Agiou Nikolaou, 41-49, Nimeli Court, Block C. 3rd Floor, Egkomi, Nicosia, Cyprus

Attention: Director

Tel: +357 22 459345

Fax: +357 22 459380

with a copy to

Batha Invest Limited

Nab. Tarasa Shevchenko, 23a, sector B,

121151 Moscow Russian Federation

Attention: Managing Director

Tel: +7495 653 8401

Fax: +7495 653 8402

the Lender

SOPAK AG

Address:	Вааrrеrmаttstrаssе 3, 6341 Bar, Switzerland
Tel:	+41 41 709 20 00
Faх:	+41 41 709 30 00
Attention:	Company Secretary

13.	INVALIDITY OF ANY PROVISION

If any of the provisions of this Agreement becomes invalid, illegal or unenforceablе in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

14.	ASSIGNMENT

14.1	The Borrower may not assign any of its rights or obligations hereunder except as expressly provided herein.

14.2	The Lender may assign, sub-participate or transfer its rights and obligations hereunder.

15.	LAW AND JURISDICTION

15.1	Any dispute arising out of or in connection with this Agreement (including, but not limited to, any question regarding its existence, validity or termination) shall be referred to and finally resolved by arbitration under the London Court of International Arbitration (LOIA) rules, which rules are deemed to be incorporated by reference into this Clause. The number of arbitrations shall be three. The place of arbitration shall be London and the language of the arbitration shall be English. Any award of the arbitrators shall be final and binding on the parties and may be enforced in any competent jurisdiction. Submission of any dispute to arbitration shall not prejudice the right of the Lender to request any judicial or other authority in any country to order any provisional or conservatory measures or relief for the preservation of their rights hereunder.

15.2	This Agreement is governed by, and shall be construed in accordance with the Laws of England.

15.3	The Borrower agrees, for the exclusive benefit of the Lender, that, notwithstanding Clause 15.1, the Lender may, in its sole discretion and without limiting the right of the Lender to take proceedings against the Borrower ¡n any other court of competent jurisdiction, apply to the High Court in England, which shall have the non-exclusive jurisdiction in relation to any matter ¡n connection with this Agreement and agrees not to claim that any such court is not a convenient or appropriate forum and the Borrower irrevocably consents to service of process by mail or in any other manner permitted by the relevant law.

15.4	The Borrower irrevocably waives generally all immunity it or its assets or revenues may otherwise have in any jurisdiction including in respect of the giving of relief by way of injunction, order for specific performance or recovery or the issue of any process for enforcement of a judgment or, in an action in rem, detention or sale.

15.5	The Borrower appoints Alistair Tulloch of Tulloch & Co, 4, Hill Street, London W1J 5NE (fax number: +44207 318 1150) as its process agent to receive on their behalf service of process of any proceedings in England. Service upon the process agent shall be good service on the Borrower whether or not it is forwarded to and received by it. If, for any reason the process agent ceases to be able to act as process agent, or no longer has an address in England, the Borrower irrevocably agrees to appoint a substitute process agent. In the event that a substitute process agent is not appointed, it shall be effective service for the Borrower to serve the process upon the last known address in England of the last known process agent for it notwithstanding that such process agent is no longer found at such address or has ceased to act.

16.	COUNTERPARTS

The Agreement may be executed in one or more counterparts and all such counterparts when taken together shall be deemed to constitute one and the same instrument

17.	THIRD PARTY RIGHTS

A person who is not a party to a Transaction Document may not enforce the terms of that Transaction Document under the Contracts (Rights of Third Parties) Act 1999.

IN WITNESS whereof the parties hereto have caused this Agreement to be executed in a manner binding upon them the day and year first above written

SCHEDULE 1

(Drawdown Notice)

QUOTE

From:	the Borrower

To:	the Lender

Dated:	2009

Dear Sirs,

1.	We refer to the agreement (as from time to time amended, vаried novated or supplemented, the “Agreement”) dated 7th July 2009, and made between us as borrower and you as Lender. Terms defined in the Agreement shall have the same meaning in this notice.

2.	We hereby give you notice that, pursuant to the Agreement, on 2009, we wish, to borrow the amount of [specify] US dollars and otherwise upon the terms and subject to the conditions contained therein.

3.	We confirm that, at the date hereof, the representations set out in Clause 7 of the Agreement are true and correct and no Event of Default or Potential Event of Default has occurred or would result from the making of this Loan.

4.	Disbursement of Loan to bе mаde as follows: Beneficiary: Yоung Energy Prize s.a.

Iban:

Bank:

Swift code:

Yours faithfully

duly authorised for and on behalf of
YAMALCO INVESTMENTS LIMITED

UNQUOTE

Duly executed by

/s/ Yana Tikhonova
duly authorised for and on behalf
THE LENDER

Duly executed by

/s/ Nikolay V. Bogachev
duly authorised for and on behalf
ТНЕ BORROWER

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